UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 8)1

Urban Outfitters, Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

917047102 (CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

(Page 1 of 5 Pages)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 917047102	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSON Richard A. Hayne

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5.    SOLE VOTING POWER

          6,752,950

  6.    SHARED VOTING POWER

          2,983 (represents Reporting Person’s shares held in the Urban Outfitters, Inc. 401(k) Plan as of

          January 31, 2003)

  7.    SOLE DISPOSITIVE POWER

          6,755,933

  8.    SHARED DISPOSITIVE POWER

          0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,755,933

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Row 9 excludes 144,498 shares owned by Reporting Person’s spouse of which the Reporting Person disclaims beneficial ownership.	☒

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 34.9% (based on Common Shares outstanding as of January 31, 2003)

12.	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 917047102	13G	Page 3 of 5 Pages

SCHEDULE 13-G TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULE 13d-1(c)

Item 1(a).	Name of Issuer: Urban Outfitters, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1809 Walnut Street Philadelphia, Pennsylvania 19103

Item 2(a).	Name of Person Filing Richard A. Hayne

Item 2(b).	Address of Principal Business Office or, if none, Residence: 1809 Walnut Street Philadelphia, Pennsylvania 19103

Item 2(c).	Citizenship: United States

Item 2(d).	Title of Class of Securities: Common Shares

Item 2(e).	CUSIP Number: 917047102

CUSIP No. 917047102	13G	Page 4 of 5 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b)(2), or 13d-2(c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership.

	(a)	Amount beneficially owned:

6,755,933 Common Shares (Excludes 144,498 shares owned by the Reporting Person’s spouse of which the Reporting Person disclaims beneficial ownership)

	(b)	Percent of Class:

34.9% (based on Common Shares outstanding as of January 31, 2003)

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 6,752,950

(ii) Shared power to vote or to direct the vote: 2,983 (represents Reporting Person’s shares allocated pursuant to the Urban Outfittes, Inc. 401(k) Plan as of January 31, 2003)

(iii) Sole power to dispose or to direct the disposition of: 6,755,933

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Of the shares being reported as beneficially owned by the Reporting Person: (i) 480,334 shares are held by a trust of which the Reporting Person serves as co-trustee; (ii) 480,334 are held by another trust of which the Reporting Person serves as co-trustee; and (iii) 8,300 are held by The Hayne Foundation. Each of the entities described in (i), (ii) and (iii) of this Item 6 has the right to receive dividends from, and the proceeds from the sale of, such shares.

CUSIP No. 917047102	13G	Page 5 of 5 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of a Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 2, 2003 Date

/s/ Richard A. Hayne
Richard A. Hayne, President and Chairman of the Board of Directors